IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO  COVERAGE  IS PROVIDED  BY  THIS NOTICE. THIS NOTICE  DOES NOT  AMEND   ANY   PROVISION   OF YOUR POLICY. YOU  SHOULD REVIEW  YOUR  ENTIRE  POLICY  CAREFULLY FOR COMPLETE INFORMATION ON  THE  COVERAGES  PROVIDED AND  TO  DETERMINE YOUR RIGHTS AND  DUTIES UNDER YOUR POLICY.

PLEASE  CONTACT   YOUR  AGENT  OR  BROKER IF YOU  HAVE  ANY   QUESTIONS  ABOUT  THIS NOTICE  OR  ITS CONTENTS.IF THERE IS ANY   CONFLICT  BETWEEN  YOUR  POLICY  AND   THIS NOTICE,  THE PROVISIONS OF  YOUR  POLICY  PREVAIL.

For  information  about how   Travelers  compensates independent agents and  brokers, please visit  www.travelers.com, call   our  toll-free telephone  number, 1-866-904-8348, or  you  may request a  written copy from  Marketing at  One  Tower Square,   2GSA,   Hartford, CT  06183.

ND044 Rev. 1-08

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new  losses, claims, or  potential claims promptly can  be  critical. It helps   to resolve covered losses or  claims as  quickly as  possible and  often  reduces the  overall cost. Prompt reporting:

* better protects the  interests of all  parties;

* helps Travelers to try to resolve losses or  claims  more quickly;  and

*	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses,  claims, or potential  claims to Travelers easily and quickly by  fax, US mail, or email.

FAX

Use  this   number to report a  loss, claim, or  potential claim by  fax  toll  free.

1-888-460-6622

US MAIL

Use  this   address to report a  loss, claim, or  potential claim by  US  Mail.

Bond-FPS Claims Department
Travelers
Mail  Code  NB08F
385  Washington Street
Saint Paul, Minnesota  55102

EMAIL

Use  this   address to report a  loss, claim, or  potential claim by  email.

bfpclaims@travelers.com

This  is a  general description of how   to report a  loss, claim, or  potential claim under  this policy or  bond.  This  description does   not  replace or  add  to the  terms of this   policy or bond.  The  policy or  bond   alone   determines the  scope of  coverage. Please  read  it carefully for complete information on  coverage. Contact your agent   or  broker if you  have  any questions  about coverage.

ND059  Rev.  11-11                                                                         -1-
[Missing Graphic Reference]
2012  The  Travelers Indemnity Company. All  rights reserved.

IMPORTANT NOTICE - INFORMATION  OR COMPLAINTS - TEXAS

To  obtain information or  make  a complaint:

You  may   call   Travelers toll-free  telephone number for  information or  to make  a complaint  at:

1-800-328-2189

You  may   contact the  Texas  Department of Insurance to obtain information  on companies, coverages, rights, or complaints  at:

1-800-252-3439

You  may   write  the
Texas  Department of  Insurance
PO  Box  149104
Austin, TX  78714-9104
Fax  (512)  475-1771
Web:  http://www/tdi.state.tx.us
E-mail: ConsumerProtection@tdi.state.tx.us

PREMIUM  OR CLAIM DISPUTES:   Should you have  a  dispute concerning your premium or about a  claim you  should contact your

Agent or  Travelers first.                                                    If  the  dispute is not  resolved, you  may  contact the  Texas Department of  Insurance.

ATTACH   THIS NOTICE  TO  YOUR  POLICY: This notice is for information only and  does not  become a  part   or  condition of the attached document.

AVISO  IMPORTANTE - INFORMACIO/ N  O  QUEJAS -

TEXAS

Para  obtener informacio/ n  o  para  someter una  queja:

Usted puede  llamar al  numero de  telefono gratis de  Travelers para  informacio/ n  o para  someter una  queja  al:

1-800-328-2189

Puede  comunicarse con  el  Departamento de  Seguros de  Texas  para  obtener
informacio/ n  acerca   de  companias,
coberturas, derechos o  quejes al:

1-800-252-3439

Puede  escribir al
Departamento de  Seguros de  Texas
PO  Box  149104
Austin, TX  78714-9104
Fax  (512)  475-1771
Web:  http://www/tdi.state.tx.us
E-mail: ConsumerProtection@tdi.state.tx.us

DISPUTAS   SOBRE PRIMAS O  RECLAMOS:
Si  tiene una  disputa concerniente a  su
prima o  a  un  reclamo, debe  comunicarse con  el  Agente o  Travelers primero.Si  no se  resuelve la  disputa, puede  entonces
comunicarse con  el  departamento  (TDI).

UNA   ESTE  AVISO   A  SU POLIZA: Este  aviso es  solo para  proposito de  Informacio/ n  y

no  se  convierte en  parte   o  condicion del documento adjunto.

ND003 Rev. 6-09

POLICY FORM  LIST

Here's   a  list of  all  forms  included in  your policy, on  the  date  shown below.These forms are  listed in  the  same  order   as  they appear   in  your   pol icy.

Title

Policy Form List

Investment Company Blanket Bond - Declarations

Investment  Company Blanket Bond - Insuring Agreements

Named Insured Endorsement
Computer Systems

Definition of Investment Company
Amend General Agreement A - Newly Created Investment

Companies
Add Exclusions (n) & (o) ERISA Rider

Texas Statutory Rider

Prior Acts-Former Employees Clarification Endorsement

Amend Section 4.-Loss-Notice-Proof-Legal Proceedings-

Designate  Persons For Discovery  Of Loss

Amend Definition Of Employee
Amend Section 13. Termination

Form  Number                                Edition  Date

40705                  05-84
ICBOOl                  07-04
ICB005                  07-04
ICB010                  07-04
ICB011                  02-10
ICB016                  07-04
ICB025                  07-04

ICB026                  07-04
ICB030                  07-04
ICB073                  12-06
MEL4799                   12-06
MEL2555                  03-05

MEL2899                  05-05
MEL3281                  05-05

Amend Deductible  For Non-Investment Company Named Insured

Amend Section 13.-Termination

SEC Notification Rider
Amend Insuring Agreement ( )-Cliams Expense
Replace Insuring Agreement (A) Fidelity
Amend Insuring Agreement (C) - On Premiese Endorsement

MEL3687                   11-05
MEL3713                   11-05
MEL3812                   12-05
MEL4276                  05-06
MEL5530                   12-07
MEL6150                  09-08

Name   of   Insured                                      Policy   Number  ZBN-15N92523-13-N2                                   Effective Date 05/15/13

USAA MUTUAL FUNDS TRUST                      Processing Date 05/23/13 09:19 001

40705  Ed.  5-84                                                Form  List

©   1984  The  Travelers Indemnity Company. All  rights  reserved.                                                         Page             1

INVESTMENT COMPANY  BLANKET BOND

St. Paul Fire and Marine Insurance   Company

St. Paul, Minnesota  55102-1396

(A Stock Insurance  Company,  herein  called Underwriter)

DECLARATIONS                                                                              BOND  NO.  ZBN-15N92523-13-N2

Item 1. Name of Insured (herein called Insured):

USAA MUTUAL FUNDS TRUST

Principal Address:

9800 FREDERICKSBURG ROAD
SAN ANTONIO, TX 78288

Item  2.  Bond  Period  from  12:01 a.m.  on  05/15/13   to 12:01 a.m.  on 05/14/13 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item  3.  Limit  of Liability

Subject   to Sections  9, 10, and  12 hereof:

Insuring Agreement A - FIDELITY
Insuring Agreement B - AUDIT EXPENSE
Insuring Agreement C - PREMISES
Insuring Agreement D - TRANSIT
Insuring Agreement E - FORGERY OR ALTERATION
Insuring Agreement F - SECURITIES
Insuring Agreement G - COUNTERFEIT CURRENCY
Insuring Agreement H - STOP PAYMENT
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT

OPTIONAL COVERAGES ADDED BY RIDER:

 INSURING AGREEMENT J - COMPUTER SYSTEMS
INSURING AGREEMENT K - CLAIMS EXPENSE
Limit of Liability $2,500,000 $100,000 $2,500,000 $2,500,000 $2,500,000 $2,500,000 $2,500,000 $-0- $-0- $2,500,000 $100,000	Deductible Amount $-0- $-0- $-0- $-0- $-0- $-0- $-0- $-0- $-0- $-0- $-0-

If   "Not    Covered"     is   inserted     above   opposite    any   specified    Insuring     Agreement     or Coverage,   such  Insuring    Agreement    or  Coverage   and  any  other   reference   thereto   in  this bond  shall  be deemed   to be deleted   therefrom.

[Missing Graphic Reference]

Item  4.  Offices  or Premises   Covered   - Offices  acquired   or established   subsequentto the effective  date  of this  bond  are  covered  according   to the  terms  of General Agreement   A.  All the  Insured’s   offices  or premises   in existence   at the  time  this bond  becomes  effective  are  covered  under   this  bond  except  the  offices  or premises   located  as follows:  NONE

ICB001 Rev. 7/04 2004 The Travelers Indemnity Company. All rights reserved. Page 1 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB010	ED. 07-04	MEL3812	ED.	12-05
ICB011	REV. 02-10	MEL4276	ED.	05-06
ICB016	ED. 07-04	MEL4799	ED.	12-06
ICB025	ED. 07-04	MEL5530	ED.	12-07
ICB026	ED. 07-04	MEL6150	ED.	09-08
ICB030	ED. 07-04
ICB073	REV. 12-06
MEL2555	ED. 03-05
MEL2899	ED. 05-05
MEL3281	ED. 05-05
MEL3687	ED. 11-05
MEL3713	ED. 11-05

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s)ZBN-14R46178-12-NZ such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS  WHEREOF,   the  Company  has caused  this bond to be signed  by its President  and Secretary  and countersigned   by a duly authorized  representative   of the  Company.

Countersigned:                                                                   ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Authorized  Representative                                                    Countersigned   At

Countersignature    Date

                                                                     [Missing Graphic Reference] [Missing Graphic Reference]

President                                             Secretary

[Missing Graphic Reference]
ICB001 Rev. 7/04 2004 The Travelers Indemnity Company. All rights reserved. Page 2 of 2

INVESTMENT  COMPANY BLANKET BOND

The Underwriter,   in consideration  of an agreed  premium,  and  subject  to the  Declarations  made  a part  hereof, the General   Agreements,   Conditions  and  Limitations   and  other   terms   of  this  bond,   agrees  with  the  Insured,   in accordance  with  the Insuring  Agreements  hereof to which an amount  of insurance  is applicable  as set forth in Item 3 of the Declarations  and with respect  to loss sustained  by the Insured  at any time but  discovered  during  the Bond Period,  to indemnify  and hold harmless  the Insured  for:

INSURING  AGREEMENTS

(A) FIDELITY

Loss  resulting   from  any  dishonest   or  fraudulent act(s), including  Larceny or Embezzlement, committed  by an Employee,  committed  anywhere and   whether   committed    alone   or  in   collusion with  others,  including  loss of Property   resulting from such acts of an Employee, which Property  is held  by  the  Insured   for  any  purpose   or  in  any capacity  and  whether  so held  gratuitously  or not and whether  or not the Insured  is liable therefor.

Dishonest   or  fraudulent   act(s)  as  used   in  thi s Insuring Agreement shall mean only dishonest or fraudulent   act(s)  committed  by  such  Employee with the manifest intent:

(a)  to cause the Insured  to sustain  such loss; and

(b)  to obtain  financial  benefit  for the  Employee, or   for   any   other   Person    or   organization intended  by the Employee to receive such benefit,other    than    salar ies,   commissions, fees,  bonuses,  promotions,  awards,  profit sharing, pensions or other employee benefits earned  in the normal course of employment.

(B) AUDIT EXPENSE

Expense  incurred  by the  Insured  for that  part  of the  costs  of audits  or  examinations   required   by any   governmentalregulatory  authorityto   be conducted either   by  such   authority   or   by  an independentaccountant  by   reason ofthe discovery of   loss   sustained   by   the Insured through any dishonest or fraudulent act(s), including   Larceny   or  Embezzlement, of  any  of the  Employees. The total  liability of the Underwriter   for such  expense  by reason  of such acts of any Employee  or in which such Employee is concerned  or implicated or with respect  to an y one audit  or examination  is limited  to the amount stated  opposite  Audit  Expense  in  Item  3 of the Declarations;   it  being  understood,  however,  that such   expense   shall   be   deemed to   be   a   loss sustained   by  the  Insured   through  any  dishonest or fraudulent   act(s), including Larceny or Embezzlement,   of one or more of the Employees,

and the liability under this paragraph shall be in addition    to   the   Limit   of   Liability   stated    in Insuring   Agreement   (A)  in  Item   3  of  the Declarations.

(C) ON PREMISES

Loss   of   Property (occurring   with   or   without negligenceorviolence )throughrobbery, unexplainable   disappearance,   damage  thereto   or destruction   thereof,  abstraction   or  removal  from the  possession,  custody  or control  of the  Insured, and  loss of subscription,   conversion,  redemption or deposit  privileges through  the misplacement  or loss  of  Property,   while   the  Property   is  (or  is supposed   or   believed   by   the   Insuredto   be) lodged  or  deposited  within any offices   or premises   located   anywhere,   except  in  an  office listed in Item 4 of the Declarations or amendment  thereof   or  in  the   mail  or  with   a carrier   for  hire,   other   than   an  armored   motor vehicle company, for the purpose of transportation.

Office and Equipment

(1) loss of or damage to furnishings,  fixtures, stationery,  supplies  or equipment,  within  any of  the  Insured’s   offices  covered   under   this bond caused by Larceny or theft in, or by burglary,  robbery  or  hold-up  of, such  office, or  attempt   thereat,   or  by  vandalism  or malicious mischief; or

(2)  loss  through   damage  to  any  such  office  by Larceny  or  theft  in,  or  by  burglary,  robbery or hold-up  of, such office, or attempt  thereat, or   to   the   interiorof  any   such   office  by vandalism  or malicious  mischief  provided,  in any  event,  that  the  Insured   is  the  owner  of such  offices,  furnishings,  fixtures,  stationery, supplies  or equipment   or is legally liable  for suchlossordamagealwaysexcepting, however,  all loss or damage through  fire.

(D) IN TRANSIT

[Missing Graphic Reference]
ICB005 Ed. 7-04 2004 The Travelers Companies, Inc.
2 of 12

Loss   of   Property      (occurring   with   or   without negligence  or violence) through  robbery,  Larceny, theft,hold-up, mispla cement,mysterious unexplainabledisappearance,beinglostor otherwise   made   away  wit h,  damage   thereto   or destructionthereof,    and   loss   of   subscription, conversion, redemptionor   deposit  privileges through   the   misplacement   or  loss  of  Property, while  the  Property  is in  transit  anywhere  in  the custody   of   any   person or   persons  acting   as messenger,   except  while  in  the  mail  or  with  a carrier   for  hire,   other   than   an  armored   motor vehicle   company,forthepurposeof transportation,   such  transit  to begin  immediately upon  receipt  of such Property  by the transporting person  or persons,  and  to end  immediately  upon delivery thereof  at destination.

(E)  FORGERY  0R ALTERATION

Loss through  Forgery  or alteration  of or on:

(1)  any    bills    of    exchange ,    checks,     drafts, acceptances,certificates        of       deposit, promissory notes, or other written promises, orders  or  directions   to  pay  sums  certain   in money,   due   bills,  money   orders,   warrants, ordersupon    public    treas uries,    letters    of credit;  or

(2) other    written    instructions,     advices    or applicationsdirected      to     the     Insured, authorizing   or   acknowled ging   the   transfer, payment,   delivery   or   rec eipt   of  funds   or Property,which    instruct ions,    advices    or applications purport  to have been signed or endorsed  by any:

      (a)  customer  of the Insured,  or

(b) shareholder or subscribe r to shares, whether certificated or uncertificated, of any Investment Company, or

(c) financial or banking institution or stockbroker,

but       which       instructions,      advices      or applications   either  bear  th e forged  signature or endorsement   or have been  altered  without the knowledge  and consent  of such customer, shareholder  or  subscriber   to  shares,  or financial   or   banking   institution    or stockbroker;  or

(3) withdrawal   orders   or   receipts   for   the withdrawal  of funds  or  Pr operty,  or  receipts or certificates  of deposit  for Property  and bearing  the  name  of the  In sured  as issuer,  or of  another   Investment    Company   for  which the Insured  acts as agent,

excluding,  however,  any  loss  covered  under Insuring Agreement (F) hereof whether or not coverage  for Insuring  Agreement  (F) is provided for in the Declarations  of this bond.

Any   check   or   draft   (a)   made   payableto   a fictitious  payee and endorsed  in the name of such fictitious  payee  or  (b) procured   in  a  transaction with  the  maker  or  drawer   thereof  or  with  one acting  as  an  agent  of such  maker  or  drawer   or anyoneimpersonatinganother  andmadeor drawn  payable  to  the  one  so  impersonated   and endorsedbyanyoneotherthan the  one impersonated,   shall be deemed  to be forged as to such endorsement.

Mechanically  reproduced   facsimile signatures  are treated  the same as handwritten   signatures.

(F)  SECURITIES

Loss  sustained   by  the   Insured,     including   loss sustained by   reasonof   a   violationof   the constitution   by-laws,  rules  or  regulations   of any SelfRegulatoryOrganiz ationof   whichthe Insured  is a member  or which  would  have  been imposed   upon  the  Insured   by  the  constitution, by-laws, rules or regulations of any Self  Regulatory  Organization   if the  Insured  had  been a member  thereof,

(1)  through   the  Insured’s   having,  in  good  faith and in the course  of busine ss, whether  for its own  account  or for the  account  of others,  in any  representative, fiduciary,  agency  or  any othercapacity,eithe rgratuitouslyor otherwise,   purchased   or  otherwise   acquired, accepted  or received,  or sold or delivered,  or given   any   value,   extended   any   creditor assumed   any   liability,   on   the   faith   of,  or otherwiseacted  upon, anysecurities, documents orotherwritteninstruments which prove to have been:

        (a)  counterfeited,   or

(b) forged as to the signature  of any maker, drawer, issuer, endorser, assignor, lessee, transferagent    or    regist rar,    acceptor, surety  or guarantor  or as to the  signatur e of any  person  signing  in  any  other capacity,  or

(c) raised or otherwise altered, or lost, or stolen, or

(2)  through   the  Insured’s   having,  in  good  faith and in the course of business, guaranteed  in writing  or  witnessed  an y signatures  whether for valuable  consideration  or not and whether or  not   such   guaranteeing    or  witnessing   is ultra  vires  the  Insured,   upon  any  transfers,

[Missing Graphic Reference]
ICB005 Ed. 7-04 2004 The Travelers Companies, Inc.
3 of 12

assignments,  bills of sale, powers  of attorney, guarantees,    endorsements     or    other obligations upon or in connection with any securities,  documents  or other written instruments    and   which  pass  or  purport   to pass  title   to  such  securit ies,  documents   or other written  instruments;  excluding losses caused  by  Forgery  or  alteration   of, on  or  in those   instruments    covere d   under    Insurin g Agreement  (E) hereof.

Securities,     documents    or     other  written instrumentsshall  be  deemed   to  mean   original (including   original   count erparts)   negotiableor non-negotiableagreements whichin an d   of themselves representanequitableinterest, ownership,or   debt, including  an   assignment thereof,  which  instrument s  are,  in  the  ordinary course   of  business,   transferable   by  delivery   of such agreements  with any necessary  endorsement or assignment.

The  word  "counterfeited"      as   usedinthis Insuring  Agreement  shall be deemed  to mean any security,   document   or  other  written   instrument which  is intended   to deceive  and  to be taken  for an original.

Mechanically  reproduced   facsimile signatures  are treated  the same as handwritten   signatures.

(G)  COUNTERFEIT  CURRENCY

Loss through  the  receip t by the  Insured,  in good faith,   of   any   counterfeitedmoney   ordersor altered   paper   currencies   or  coin  of  the  United States  of America or Canada  issued  or purporting to  have   been   issued   by  the   United   States   of America   or   Canada   or   issued   pursuantto   a United   States  of America  or  Canada  statute   for use as currency.

(H)  STOP PAYMENT

Loss against  any and  all sums which  the  Insur ed shall become  obligated  to pay by reason of the liability imposed upon the Insured  by law for damages:

For  having  either  complied  with  or failed  to comply   withany   writte n   noticeof   any customer,   shareholder   or  subscriber   of  the Insured  or  any Authorized  Representative   of such  customer,   shareholder   or  subscriber   to stop  payment  of any  check  or draft  made  or drawnby   such   customer,shareholderor subscriber   or  any  Authorized  Representative of such  customer,  shareho lder  or  subscriber, or

For  having refused  to pay any check or dra ft made  or drawn  by any customer,  shareholder or  subscriber   of  the  Insured   or  any Authorized  Representative  of such customer, shareholder  or subscriber.

(I)   UNCOLLECTIBLE    ITEMS  OF  DEPOSIT

Loss  resulting   from  payments   of  dividends   or fund shares, or withdrawals permitted  from any customer’s, shareholder’s, or subscriber’s account based  upon  Uncollectible   I tems  of Deposit  of a customer,   shareholder   or  subscriber   credited   by the   Insured    or   the   Ins ured’s   agent   to   such customer’s,  shareholder’s   or  subscriber’s   Mutual Fund  Account; or loss resulting from an Item of Deposit      processed      thr ough     an     Automated Clearing    House    which    is   reversed    by    the customer, shareholder  or subscriber  and deemed uncollectible  by the Insured.

Loss includes  dividends  and  interest  accrued  not to exceed  15%  of the  Uncollectible   Items  which are deposited.

This  Insuring   Agreement   applies  to  all  Mutual Funds   with  "exchange  privileges"   if all  Fund(s) in the exchange program are insured by the Underwriter   for  Uncollect ible  Items  of Deposit. Regardless  of the number  of transactions  between Fund(s),  the  minimum  number  of days of deposit within  the  Fund(s)  before withdrawal  as declared in  the  Fund(s)  prospectus   shall  begin  from  the date  a deposit  was first  credited   to  any  Insur ed Fund(s).

GENERAL  AGREEMENTS

A. ADDITIONAL OFFICES	OR EMPLOYEES	- CONSOLIDATION OR MERGER - NOTICE

(1)  If  the  Insured   shall,  while  this  bond   is  in force,establish    any    add itional    office   or offices, such offices shall be automatically covered hereunder  from the dates of their establishment,  respectively.   No notice to the Underwriterof   an    incre ase    during    any premium  period  in  the  number  of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)  If    an    Investment     Comp any,    named    as Insured   herein,   shall,  while  this  bond  is  in force, merge  or consolidate  with,  or purchase the  assets  of another  instit ution,  coverage  for such   acquisition    shall   apply   automatically

[Missing Graphic Reference]
ICB005 Ed. 7-04 2004 The Travelers Companies, Inc.
4 of 12

from  the   date   of  acquisition.   The  Insured shall  notify  the  Underwriter    of  such acquisition   within  60 days  of said  date,  and an  additional   premium   shall  be   computed only  if  such  acquisitio n  involves  additional offices or employees.

B.   WARRANTY

No   statement    made   by   or   on   behalf   of  the Insured,   whether  containe d in the  application  or otherwise, shall be deemed  to be a warranty  of anything  except  that  it  is true  to the  bes t of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS’ FEES
 (Applicable to all Insuring Agreements or Coverages  now  or  hereafter  forming  part  of this bond)

The   Underwriter    will   indemnify   the   Insured against  court  costs and  reasonable  attorneys’  fees incurred   and   paid   by  the   Insured   in  defense, whether   or  not  successful,  whether   or  not  fully litigatedon   the   merits   and   whetheror   not settled,   of any  suit  or  legal  proceeding   brought against   the   Insuredto   enforce   the   Insured’s liability or alleged liability on account  of any loss, claim or damage  which,  if established  against  the Insured,  would  constitute  a loss sustained  by the Insured   covered   under   the  terms   of  this  bond provided,  however,  that  with  respect  to Insuring Agreement  (A) this  indemnity  shall apply  only in the event  that:

(1) an Employee admits to being guilty of any dishonestor fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudule nt act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement  of facts, that an Employee would be found guilty of dishonesty  if such Employee  were prosecuted.

The Insured  shall promptly  give notice to the Underwriter   of any such suit or legal proceedings and   at   the   request    of  t he   Underwriter    shall furnish  it  with  copie s of all  pleadings  and  oth er papers  therein.   At the Underwriter’s  election  the Insured  shall permit  the  Underwriter   to conduct the  defense  of such  suit  or  legal  proceeding,   in the Insured’s  name, through attorneys  of the Underwriter’s    selection.       In   such   event,   the Insured  shall give all reasonable  information  and assistance   which   the   Un derwriter    shall   deem necessary  to  the  proper   defense  of such  suit  or legal proceeding.

If the  amount  of the  Insured’s  liability  or alleged liability  is  greater   than  the  amount   recoverable under   this  bond,  or  if a  Deductible   Amount  is applicable,orboth,th eliabilityofthe Underwriter under   this   General   Agreement   is limited   to   the   proportionof  court   costs   and attorneys’  fees incurred   and  paid  by the  Insured orbytheUnderwriter  thatthe amount recoverable  under  this  bond  bears  to the  total  of such  amount   plus  the  amount   which  is  not  so recoverable. Such indemni ty shall be in addition to   the   Limit   of   Liability   for   the   applicable Insuring  Agreement  or Coverage.

D.   FORMER  EMPLOYEE

Acts of an Employee,  as defined  in this bond,  are covered  under  Insuring  Agreement  (A) only while the Employee  is in the Insured’s  employ.   Should loss involving  a former  Employee  of the  Insured be discovered subsequent  to the termination  of employment, coverage would still apply under Insuring   Agreement   (A) if  the  direct   proximate cause   of  the   loss   occurred    while   the   former Employee   performed   duti es within  the  scope  of his/her employment.

THE  FOREGOING  INSURING  AGREEMENTS  AND  GENERAL AGREEMENTS  ARE SUBJECT  TO THE  FOLLOWING CONDITIONS   AND  LIMITATIONS:

SECTION  1.                               DEFINITIONS

The  following  terms,  as  used  in  this  bond  have  the respective  meanings  stated  in this Section:

(a)  "Employee"   means:

(1) any of the Insured’s officers, partners,or employees, and

(2)  any   of  the   officers   or   employees   of  any predecessor   of  the  Insure d  whose  principal assetsareacquiredby   theInsuredby consolidation  or merger  with,  or purchase  of assets  or  capital  stock  of,  such  predecessor, and

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(3)  attorneys  retained  by the  Insured  to perform legalservices    for   the    Insured    and    the employeesof   such   attorneys    while    such attorneys  or employees of such attorneys  are performing  such services for the Insured,  and

(4) guest students pursuing their studies or duties in any of the Insured’s offices, and

  (5) directorsor   trustees of the Insured, the investment advisor, under writer (distributor), transfer agent, or shareholder  accounting record keeper, or administrator authorized by written agreement to keep financial and/or other  required  records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appoint ed to examine or audit or have custody of or access to the Property of the Insured, and

(6)  any   individual    or   individuals    assigned   to perform   the   usual   duties   of  an   employee withinthe   premises    of   the   Insured,    by contract,or    by    any    agency    furnishing temporary  personnel  on a contingent  or part- time basis, and

(7) each    natural     person,     partnership     or corporation  authorized   by written  agreement with  the  Insured  to  perform  services  as electronic  data processor of checks or other accountingrecords    of   t he    Insured,     but excluding   any  such   proce ssor  who  acts  as transfer  agent  or in any other agency capacity in issuing checks, drafts or securities for the Insured,   unless   included   under   sub-sectio n (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner, or Employee of:

    (a) an investment advisor,

     (b)  an underwriter   (distributor),

(c) a transfer agent or shareholder accounting record-keeper, or

(d) an administrator authoriz ed by written agreement to keep financia l and/or other required records,

for  an  Investment   Company   named   as  Insured while performing  acts coming within  the  scope of the  usual  duties  of an officer or Employee  of any investment   Company   named  as  Insured   herein, or  while  acting  as  a  me mber  of any  committee duly elected  or appointed  to examine  or audit  or have custody  of or access to the  Property  of any

such  Investment         Company,   provided   that   only Employeesor   partnersof   a   transferagent, shareholder accountingrecord-keeperor administratorwhich   is  an  affiliated   person,   as defined  in the  Investment   Company  Act of 1940, of an Investment   Compan y named  as Insured  or is an affiliated  person  of the  advisor,  underwriter or  administrator of  such  Investment Company, and which is not a bank, shall be included  within the definition  of Employee.

Each  employer   of  temporary   personnel   or processors  as set  forth in  sub -sections  (6) and  (7) of Section  1(a) and their  partners,  officers and employees  shall collectivel y be deemed  to be one person    for   all   the    purposes    of   this    bond, excepting,  however,  the  last paragraph  of Section
13.

Brokers,    or   other    agent s   under    contract    or representatives    of  the   same   general   character shall not be considered  Employees.

(b)  "Property"  means mone y (i.e. currency,  coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefore, jewelry, watches, necklaces, bracelets, gems,  precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scri p, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers,coupons,drafts, billsof exchange, acceptances, notes, checks, withdrawal orders, money orders, war ehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, andassignmentsof such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by th e Insured in the conduct of its business, and all other instruments similar to or inthe natureof theforegoingincluding Electronic Representationsof such instrumen ts enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insuredacquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not

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include   the  signing  of one ’s  own  name  with  or without   authority,   in  any  capacity,  for  any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means thos e acts as set forth in Section 37 of the Investm ent Company Act of
1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemeduncollectible until the Insured’s collection procedures have failed.

SECTION  2.          EXCLUSIONS

THIS  BOND,  DOES  NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteratio n of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)  loss  due  to  riot  or  civil  commotion   outside the  United  States  of America and Canada;  or loss due  to military,  naval or usurped  power, war or insurrection  unless  such loss occurs in transitin    the    circumstances     recited     in Insuring   Agreement   (D),  and  unless,   when such   transit    was   initiate d,   there    was   no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection   on the  part  of any person  acting for the Insured  in initiating  such transit.

(c)  loss,  in  time   of  peace   or  war,  directly   or indirectly   caused   by  or  resulting   from  the effectsof   nuclear    fission    or    fusion    or radioactivity;provided,    however,   that   this paragraph   shall  not  apply  to  loss  resulting from industrial  uses of nuclear  energy.

(d)  loss resulting   from  any  wrongful  act  or  acts of any person  who is a member  of the  Board of Directors   of the  Insured   or  a member  of any   equivalent    body   by   whatsoever   name knownunless    such    person    is    also    an Employeeor   an   elected    official,   partial owner   or  partner   of  the   Insured   in  some othercapacity,    nor,    in    any   event,    loss resulting  from  the  act  or  acts  of any  person while  acting  in  the  capacity  of a member  of such Board or equivalent  body.

(e)  loss  resulting   from  the  complete   or  partial non-payment  of, or default  upon,  any loan or transaction  in the nature  of, or amounting  to, a loan made  by or obtained  from the Insured orany    of    its     partne rs,    directors     or Employees,whether         authorized         or unauthorized   and  whether  procured   in  good faith or through trick, arti fice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

                   (f)   loss   resulting    from   any   violation   by   the Insured  or by any Employee:

(1)  of   law    regulating     (a)   the    issuance, purchaseor    sale    of    securities,     (b) securities transactions     upon    Security Exchanges   or  over  the  counter   market, (c)Investment      Compa nies,     or     (d) Investment  Advisors, or

(2) of any rule or regulation made pursuant to any such law.

unless  such loss, in the  absence  of such laws, rules or regulations, would be covered under Insuring  Agreements  (A) or (E).

(g)  loss of Property  or loss of privileges  through the  misplacement   or  loss  of Property   as  set forth in Insuring  Agreement  (C) or (D) while the Property  is in the custody of any armored motor vehicle company,  unl ess such loss shall be   in   excess  of  the   amount   recovered   or receivedby   the    Insured    under    (a)   the Insured’s contract with said armored motor vehicle   company,   (b)  insurance   carried   by said armored motor vehicle company for the benefit   of  users   of  its  service,   and   (c)  all other insurance and indemnity in force in whatsoever  form carried  by or for the benefit of   users    of   said   armor ed   motor    vehicle company’s  service,  and  then  this  bond  shall cover only such excess.

                   (h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1)  to do bodily  harm  to  any p erson,  except loss of Property  in transit  in the  custody of   any    person    actin g   as    messenger providedthat   when   such   transit    was initiated  there was no knowledge by the Insured  of any such threat,  or

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(2) to do damage to th e premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)  all costs, fees and other  expenses incurred  by the Insured  in establishing  the existence  of or amount   of  loss   covered   under    this   bond unless such indemnity  is provided for under Insuring  Agreement  (B).

(l) loss  resulting  from  payments  made  or withdrawals  from  the  acco unt  of a customer of the  Insured,   shareholder   or  subscriber   to shares  involving  funds  erroneously   credited to  such  account,   unless  such  payments   are made to or withdrawn  by such depositors or representative   of such  person,  who  is within the   premises   of  the   drawee   bank   of  the Insured  or within  the  office of the Insured  at the  time  of such  payment  or  withdrawal   or unlesssuch    payment    is    covered    under Insuring  Agreement  (A).

(m) any loss resulting  from Uncollectible  Items  of Deposit which are drawn from a financial institutionoutside    the   fifty   states   of   the United States     of    America,    District     of Columbia,  and  territories   and  possessions  of the United  States of America, and Canada.

SECTION  3.          ASSIGNMENT  OF  RIGHTS

This  bond  does  not  afford  coverage  in  favor  of any Employers  of temporary  pe rsonnel  or of processors  as set  forth  in sub-sections  (6) and  (7) of Section  1(a) of this  bond,   as  aforesaid,   and  upon   payment   to  the Insured   by  the  Underwrite r  on  account  of any  loss throughdishonestor   fraudulentact(s)   including Larceny  or  Embezzlement   committed   by  any  of the partners,   officers  or  employees   of  such  Employers, whether  acting  alone  or  in  collusion  with  others,  an assignment  of such of the  I nsured’s  rights  and  causes of action  as it  may  have  against  such  Employers   by reason  of such acts  so com mitted  shall,  to the  extent of  such  payment,   be  given  by  the   Insure d  to  the Underwriter,   and the Insured  shall execute  all papers necessary   to  secure   to  th e  Underwriterthe   rights herein  provided  for.

SECTION  4.         LOSS           -     NOTICE-PROOF- LEGAL PROCEEDINGS

This  bond   is  for  the   use  and  benefit   onl y  of  the Insured     named     in    th e    Declarations     and    the Underwriter  shall not be liable hereunder  for loss sustained   by  anyone  other   than  the  Insured   unless the  Insured,   in  its  sole  discretion  and  at  its  option, shall include  such loss in  the  Insured’s  proof of loss. At the  earliest  practicable   moment  after  discovery  of any   loss   hereunder     the    Insured    shall   give   the Underwriter             written   notice   thereof   and   shall   also within  six months  after  such  discovery  furnish  to the Underwriter affirmativeproof  of   loss   with    full particulars.If claim is made under  this bon d for loss of securities  or  shares,  the  Underwriter   shall  not  be liable   unless   each   of  such   securities   or   shares   is identified   in  such  proof  of  loss  by  a  certificate   or bond  number  or, where  such securities  or shares  are uncertificated,   by such iden tification  means  as agreed to  by  the  Underwriter.The  Underwriter   shall  have thirty  days after notic e and proof of loss withi n which to  investigate  the  claim,  but  where  the  loss is clear and   undisputed, settlement shall   be   made   within forty-eight  hours; and this shall apply notwithstanding the  loss is made  up  wholly or in part  of securities  of which duplicates may be obtained. Legal proceedings  for recovery  of any  loss hereunder   shall not  be  brought  prior  to  th e  expiration  of sixty  days after  such  proof of loss is filed with  the  Underwriter nor  after  the  expiration  of twenty-four   months  from the  discovery  of such  loss, except  that  any action  or proceedings  to  recover  hereunder   on  account  of any judgment  against  the  Insur ed  in  any suit  mentioned in General  Agreement  C or to recover  attorneys’  fees paid  in any such  suit,  shall be  begun  within  twenty- four months  from the  date  upon  which  the  judgment in  such  suit  shall  becom e  final.If  any  limitation embodied   in   this   bond   is  prohibitedby  any  law controlling   the   construction   hereof,   such  limitation shall be deemed  to be ame nded  so as to be equal  to the  minimum  period  of limitation  permitted   by such law.

Discovery  occurs when the Insured:

(a)  becomes  aware of facts, or

(b)  receives  written  notice of   an   actual or potential  claim by a third  party  which alleges that   the   Insured    is   liable   under circumstances,

which  would  cause  a  reasonable   person   to  assume that  a loss covered  by the  bond  has been  or will  be incurred   even  though  the  exact amount  or  details  of loss may not be then  known.

SECTION  5.      VALUATION OF  PROPERTY

The  value  of any  Property,  except  books of accounts or other  records  used  by the  Insured   in the  conduct of its business,  for the  loss of which  a claim  shall be made  hereunder,   shall be  determined   by the  average market  value  of such  Property  on  the  business  day next  preceding   the  discovery  of such  loss; provided , however,  that  the  value of any Property  replaced  by the  Insured   prior  to  the  payment   of  claim  therefor shall be the actual  market  value at the time of replacement;   and  further  provided  that  in  case  of a loss or misplacement  of interim  certificates,  warrants,

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rights,  or other  securities,  the  production  of which  is necessary to the exercise of subscription,  conversion, redemption   or  deposit   privileges,   the  value  thereof shall  be  the  market  value  of  such  privileges immediately   preceding   the  expiration  thereof  if said loss  or  misplacement   is  not   discovered   until   after their   expiration.     I f  no  market  price  is  quote d  for such  Property   or  for such  privileges,  the  value  shall be fixed by agreement  between  the parties or by arbitration.

In  case of any loss or damage  to Property  consisting of  books  of  accounts   or  ot her  records   used  by  the Insured     in    the    conduct     of    its    business,     the Underwriter   shall  be  liable  under   this  bond  only  if such  books  or  records   are  actually  reproduced   and then  for not more  than  the cost of blank books, blank pages or other  materials  plus the cost of labor  for the actual  transcription    or  copying  of  data  which  shall have   been   furnished   by  the   Insured    in   orde r  to reproduce  such books and other  records.

SECTION  6.      VALUATION  OF  PREMI SES  AND FURNISHINGS

In case of damage to any office of the Insured,  or loss of or  damage  to  the  furnis hings,  fixtures,  stationery, supplies,equipment,safes   or   vaults   therein,the Underwritershall  not  be  liable  for  more  tha n  the actual  cash value thereof,  or for more  than  the  actual cost of their  replacement   or repair.  The  Underwriter may,  at  its  election,   pay  such  actual  cash  value  or make such replacement   or repair.   If the  underwriter and  the  Insured   cannot  agree  upon  such  cash  value or  such  cost  of replacement   or  repair,  such  shall  be determined   by arbitration.

SECTION  7.      LOST SECURITIES

If  the  Insured   shall  sustain  a  loss  of  securities   the total  value of which is in excess of the  limit  stated  in Item  3 of the  Declaration s of this  bond,  the  liability of the Underwriter   shall be limited  to payment  for, or duplication   of,  securities   having  value  equal  to  the limit   stated   in  Item   3  of  the   Declarations   of  this bond.

If   the   Underwriter     shall   make   payment    to   the Insured  for any loss of securities,  the Insured  shall thereupon    assign   to   the   Underwriter     all   of   the Insured’s   rights,   title   an d  interest   in  and   to  said securities.

With  respect  to  securities  t he value  of which  do not exceed the Deductible  Amount (at the time of the discovery  of the  loss) and  for which  the  Underwrite r may  at   its  sole  discretion   and   option   and   at  the request  of the  Insured  issue  a Lost  Instrument   Bond or  Bonds  to  effect  replac ement  thereof,  the  Insured will pay the usual  premiu m charged  therefor  and will

indemnify  the  Underwriter   against all loss or expense that   the   Underwriter    may  sustain   because   of  the issuance  of such Lost Instrument   Bond or Bonds.

With  respect  to securities  the  value of which exceeds the  Deductible   Amount  (at  the  time  of discovery  of the  loss) and  for which the  Underwriter   may issue or arrange  for the issuance  of a Lost Instrument   Bond or Bonds   to   effect   replacementthereof,   the   Insured agrees   thatit   will   pa y   as   premiumtherefora proportion   of  the  usual  premium   charged   therefor, said  proportion   being  equ al  to  the  percentage   that the  DeductibleAmount   bears   to  the   value  of  the securities  upon  discovery  of the  loss, and  that  it will indemnify  the  issuer of said Lost Instrument   Bond or Bonds   against   all   loss   and   expense   that   is   not recoverable   from  the  Underwriterunder   the  terms and  conditions   of this  Investment   Company  Blanket Bond subject  to the Limit of Liability  hereunder.

SECTION  8.      SALVAGE

In  case of recovery,  whether  made  by the  Insured  or by the  Underwriter,   on account  of any loss in excess of   theLimitof   Liabilityhereunderplusthe Deductible   Amount  applicable  to such loss, from any source  other  than  suretyship,  insurance,   reinsurance, security  or  indemnity   taken  by  or  for the  benefit  of the  Underwriter,the  net  amount   of  such  recovery, less  the  actual  costs  and  expenses  of  making  same, shall be  applied  to  reimburse   the  Insured   in full for the  excess portion  of such loss, and  the  remainder , if any,   shall   be   paid   first   in   reimbursementof  the Underwriter   and  thereafte r  in  reimbursement   of the Insured for   that   partof   such   loss   withinthe DeductibleAmount.   The  Insured   shall  execute   all necessary  papers   to  secure   to  the  Underwriterthe rights provided  for herein.

SECTION  9.  NON-REDUCTION         AND      NON - ACCUMULATION  OF LIABILITY AND TOTAL LIABILITY

At  all  times  prior  to  termination   hereof,  this  bond shall  continue   in  force  for  the  limit   stated   in  the applicable   sections  of Ite m  3  of the  Declarations   of this bond  notwithstanding   any previous  loss for which the Underwriter  may have paid or be liable to pay hereunder;   PROVIDED,   however,  that  regardless  of the  number  of years this bond shall continue  in force and  the  number  or premiums  which  shall be payable or  paid,  the  liability  of the  Underwriter   under   this bond  with respect  to all loss resulting  from:

(a) any one act of burglary, robbery or holdup, or attempt thereat, in whi ch no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any other person re sulting in damage

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to or  destruction  or  misplacement of Property,  shall be deemed  to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)  all  wrongful  acts,  other  than  those  specified in  (a) above,  of one  or  more  persons  (which dishonestact(s)   or   act(s)   of   Larcenyor Embezzlementinclude,   but  are  not  limited to, the  failure  of an Employee  to report  such acts  of  others)  whose  dishonest   act  or  acts intentionally  or unintentionally,   knowingly or unknowingly,   directly   or  indirectly,   aid  or aids  in  any way, or permit s the  continuation of,  the   dishonest   act  or  acts  of  any  other person  or persons  shall be deemed  to be one loss with the act or acts of t he persons  aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and

shall  be  limited  to  the  applicable   Limit  of Liability stated  in Item  3 of the Declarations  of this bond irrespective  of the  total  amount  of such loss or losses and  shall not  be cumulative  in amounts  from year to year or from period  to period.

Sub-section  (c) is not applicable  to any situation  to which the language of sub-section  (d) applies.

SECTION  10.    LIMIT  OF  LIABILITY

With  respect  to any loss set forth in the PROVIDED clause  of Section  9 of this  bond  which  is recoverable or  recovered   in  whole  or  in  part   under   any  other bonds  or  policies  issue d  by  the  Underwriter   to  the Insuredor   to   any  predecessorin   interest   of  the Insured   and  terminated   or  cancelled   or  allowed  to expire  and  in  which  the  pe riod  of discovery  has not expired   at   the   time   any   such   loss  thereunderis discovered,   the   total   liabi lity   of  the   Underwriter under   this  bond  and  und er  other  bonds  or  policies shall not exceed,  in the aggregate, the amount  carried hereunder  on such loss or the amount  available to th e Insured undersuch   othe r   bonds   or   policies,   as limited  by the  terms  and  conditions  thereof,  for any such loss if the latter  amount  be the larger.

SECTION  11.    OTHER  INSURANCE

If  the  Insured   shall  hold,  as  indemnity   against  any loss covered hereunder,  any valid and enforceable insurance   or  suretyship,   the   Underwriter    shall   be liable  hereunder   only  for  such  amount  of such  loss which   is  in   excess   of  the   amount   of  such   other insurance  or  suretyship,  no t exceeding,  however,  the Limit of Liability  of this bond  applicable  to such loss.

SECTION  12.    DEDUCTIBLE

The Underwriter   shall not  be liable  under  any of the Insuring  Agreements  of this  bond  on  account  of loss as specified,  respectively,  in sub-sections  (a), (b), (c), (d) and  (e) of Section  9,  NON-REDUCTIONAND NON-ACCUMULATIONOFLIABILITY   AND TOTAL LIABILITY,  unless  the  amount  of such  loss, after  deducting  the  net  amount  of all reimbursement and/or   recovery   obtained   or  made  by  the  Insured, other   than   from  any  bond   or  policy  of  insurance issued  by  an  insurance   company  and  covering  such loss, or by the  Underwriter   on account  thereof  prior to  payment   by  the  Unde rwriter   of  such  loss,  shall exceed  the  Deductible   Amount  set  forth in Ite m 3 of the   Declarationshereof   (herein   called   Deductible Amount),  and  then  for  such  excess  only,  but  in  no event  for more  than  the  applicable  Limit  of Liability stated  in Item  3 of the Declarations.

The Insured   will bear,  in addition  to the  Deductible Amount,  premiums  on Lost  Instrument   Bonds  as set forth in Section  7.

There  shall  be  no  deductible   applicable   to  any  loss under  Insuring  Agreement  A sustained  by  any Investment  Company  named  as Insured  herein.

SECTION  13.          TERMINATION

The   Underwriter   may  ter minate   this   bond   as  an entirety   by  furnishing  written   notice  specifying  the termination   date,  which  cannot  be  prior  to  60  days after   the   receipt   of  such  writtennotice   by   each InvestmentCompany   na med   as   Insuredand   the Securities   and   Exchange   Commission,   Washington, D.C.   The  Insured   may  terminate   this  bond   as  an entiretyby furnishingwrittennoticetothe Underwriter.   When  the  Insured   cancels,  the  Insured shall  furnish   written   notice  to   the   Securities   and Exchange  Commission,  Washington,  D.C.,  prior  to 60 days before the effective dat e of the termination.The Underwriter shallnotifyallother Investment Companies  named  as Insu red  of the  receipt  of such termination notice   and   the  termination  cannot   be effective  prior   to  60  days  after   receipt   of  written noticebyall other InvestmentCompanies. Premiums   are  earned   unti l  the  termination   date  as set forth herein.

This  Bond   will   terminate  as  to   any  one   Insured immediately   upon  taking  over  of such  Insured   by  a receiver   or  other  liquidator  or  by  State  or  Federal officials, or immediately  upon  the  filing of a petition underany   Stateor   Federal statuterelative to bankruptcyor   reorganizationof   the   Insured,or assignment  for the benefit  of creditors  of the Insured, or  immediately   upon  such  Insured   ceasing  to  exist, whether   through   merger   into  another   entity,   or  by disposition  of all of its assets.

[Missing Graphic Reference]
ICB005 Ed. 7-04 2004 The Travelers Companies, Inc.
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The Underwriter  shall refund the unearned  premium computed    at   short   rates   in   accordance    with   the standard   short  rate  cancellation   tables  if terminated by the Insured  or pro rata if terminated   for any other reason.

This Bond shall terminate:

(a)  as to  any  Employe e as soon  as any  partne r, officeror    supervisory    E mployee    of   the Insured,  who is not in collusion with such Employee,  shall learn of any dishonest  or fraudulentact(s),    includ ing    Larceny     or Embezzlement   on the part  of such Employee without  prejudice  to the  loss of any Property thenin   transit    in   the    custody    of   such Employee  (see Section  16(d)), or

(b)  as to  any Employee  60 days after  receipt  by each  Insured  and  by the Securities  and Exchange   Commission   of  a  written   notice fromthe    Underwriter     of   its    desire    to terminate  this bond as to such Employee,  or

(c)  as to any person , who is a partner,  officer or employee  of  any  Electroni c  Data   Processor covered  under  this  bond,  from  and  after  the time   that   the   Insured    or   any   partner    or officer  thereof   not   in   collusion   with   such person  shall  have  knowledge  or  information thatsuch     person     has    committed      any dishonestor    fraudulent     act(s),    including Larceny  or  Embezzlement   in  the  service  of the  Insured   or  otherwise,   whether   such  act be  committed   before  or  after  the  time  this bond  is effective.

SECTION  14.    RIGHTS    AFTER   TERMINATION OR CANCELLATION

At any  time  prior  to  the  termination   or  cancellation of this bond  as an entirety,  whether  by the Insured  or the     Underwriter,      the     Insur ed    may    give    the Underwriter  notice that it desires under this bond an additional    period   of  12   months   within   which   to discover  loss  sustained   by  the  Insured   prior  to  the effective date  of such termination   or cancellation  and shall pay an additional  premium  therefor.

Upon receipt  of such notice  from the Insured,  the Underwriter   shall give its written  consent  thereto; provided,  however,  that  such additional  period  of time shall terminate  immediately:

(a)  on  the  effective  date  of any other  insurance obtained   by   the   Insured,  its   successor   in business   or   any   other   party,   replacing   in whole  or  in  part  the  insurance   afforded  by this bond,    whether    or    not    such    other insurance provides      coverage      for     loss sustained  prior  to its effective date,  or

(b)  upon  takeover  of  the  Insured’s   business  by any State  or Federal  official or agency, or by any receiver     or    liquidator,     acting     or appointed for   this    purpose   without    the necessity of the Underwriter  giving notice of such termination.   In the event  that  such additional  period of time is terminated,  as provided  above, the Underwriter   shall refund any unearned  premium.

The right to purchase such additional  period for the discovery  of loss may  not  be  exercised  by any  State or Federal  official or agency, or by a receiver or liquidator,    acting   or   appointed    to   take   over   the Insured’s  business  for the  operation  or  for the liquidation  thereof  or for any purpose.

SECTION  15.            CENTRAL        HANDLINGOF SECURITIES

Securities   included   in   the   system   for  the   central handling  of securities  established  and  maintained   by DepositoryTrust Company,MidwestDepository Trust  Company,   Pacific  Securities   Depository   Trust Company,andPhiladelphiaDepositoryTrust Company,   hereinaftercalled   Corporations,to   the extent  of the  Insured’s  int erest  therein  as effected  by the  making  of appropriate   entries  on  the  books  and records  of such  Corporatio ns  shall  be  deemed  to  be Property.

The  words   "Employee"   and   ’Employees"   shall  be deemed   to  include  the  officers,  partners,   clerks  and other  employees  of  the  New  York Stock  Exchange , Boston  Stock  Exchange,   Midwest   Stock  Exchange, Pacific StockExchangeand  PhiladelphiaStock Exchange,   hereinafter   called  Exchanges,   and  of  the above  named  Corporations,   and  of  any  nominee   in whose   name   is   registeredany   security included withinthe   systems   for   the central handling of securities established and  maintained by  such Corporations,   and  any  employee  or  any  recognized service  company,  while  such  officers, partners,   clerks and other  employees and   employees   of   service companies  perform  services  for such  Corporations   in the operation  of such systems. For  the  purpose  of the above  definition  a  recognized  service  company  shall be  any company  providing  clerks  or  other  personnel to the  said  Exchanges  or C orporations  on  a contract basis.

The Underwriter   shall not be liable on account  of any loss(es)  in  connection   with  the  central   handling   of securitieswithinthesystemsestablishedand maintained  by such Corpo rations,  unless  such loss(es) shall  be  in  excess  of  the  amount(s)  recoverable   or recovered   under   any  bond  or  policy  of  insurance indemnifying  such  Corporations   against  such  loss(es), and  then  the  Underwriter   shall  be  liable  hereunder

[Missing Graphic Reference]
ICB005 Ed. 7-04 2004 The Travelers Companies, Inc.
10 of 12

only  for  the  Insured’s   share  of such  excess  loss(es), but  in  no event  for more  t han  the  Limit  of Liability applicable  hereunder.

For  the purpose  of determ ining the Insured’s  share of excess loss(es) it shall be deemed  that the Insured  has an interest  in any certificate  representing  any security includedwithin such   systems   equivalent to   the interestthe   Insured then   has   in   all   certificates representing   the  same  secu rity  included   within  such systems  and  that  such  Corporations   shall  use  their bestjudgmentinapportioningtheamount(s) recoverable  or recovered  under  any bond  or policy of insurance indemnifyingsuch   Corporationsagains t such  loss(es) in connection  with  the  central  handling of  securities   within   such  systems  among   all  those having an interest  as recorded  by appropriate   entries in  the  books  and  record s  of  such  Corporations   in Property   involved  in  such  loss(es) on  the  basi s  that each  such  interest   shall  share  in  the  amount(s)  so recoverable  or recovered  in the ratio that  the value of each  such  interest   bears  to  the  total  value  all  such interests  and  that  the  Insured’s  share  of such  excess loss(es) shall  be  the  amou nt  of the  Insured’s  interest in   such   Propertyin   excess   of  the   amount(s)   so apportioned  to the Insured  by such Corporations.

This  bond  does  not  afford  coverage  in  favor of such Corporations   or Exchanges  or any nominee  in whose name  is  registered   any  security  included   within  the systemsforthecentralhandlingof   securities established   and   maintained  by   such   Corporations, and upon  payment  to the Insured  by the Underwriter on  account   of  any  loss(es)  within   the   systems ,  an assignment  of such of the  I nsured’s  rights  and  causes of action  as it may have against such Corporations  or Exchanges  shall  to  the  extent  of  such  payment,   be given  by  the  Insured   to  t he  Underwriter,and  the Insured   shall  execute  all  papers  necessary  to  secure the Underwriter   the rights provided  for herein.

SECTION  16.        ADDITIONAL  COMPANIES INCLUDED   AS INSURED

If   more   than   one   corporation,    co-partnership    or person  or  any  combination   of them  be  included   as the Insured  herein:

(a)
the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of the m shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b)  the  one  first  named  herei n  shall  be  deemed authorized  to make, adjust and receive and enforce  payment  of all claims hereunder   and shall be deemed  to be the agent of the others for   such   purposes    and   for   the   giving   or

receiving  of any notice  required  or permitted to  be  given  by  the  terms   hereof,  provided thattheUnderwritershall   furnisheach named  Investment   Company  with  a copy  of the  bond  and  with  an y amendment   thereto, together  with  a copy of each formal filing of the settlement  of each such claim prior  to the execution  of such settlement;

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d)  knowledge   possessed  or  discovery  made  by any partner,   officer of supervisory  Employee of  any   Insured    shall   for   the   purposes   of Section4   and   Section    13   of   this   bond constitute  knowledge or discovery by all the Insured;  and

(e)  if  the   first  named   Insured   ceases   for  any reason  to  be  covered  under  this  bond,  then the Insured  next named shall thereafter  be considered  as the first, named  Insured  for the purposes  of this bond.

SECTION  17.                                     NOTICE                            ANDCHANGEOF CONTROL

Upon  the  Insured   obtainin g knowledge  of a transfer of its outstanding  voting securities  which  results  in a change  in  control  (as set  forth  in  Section  2(a) (9) of the Investment  Company  Act of 1940) of the Insured, the   Insuredshall   within   thirty   (30)  days  of  such knowledge   give  written   n otice  to  the   Underwriter setting  forth:

(a) the names of the transfero rs and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used  in  this  section,  control  means  the  power  to exercise  a controlling  influence  over the  management or policies of the Insured.

Failing   to  give  the  requi red  notice   shall  result   in termination   of coverage  of this  bond,  effective  upon the date of stock transfer for any loss in which any transferee  is concerned  or implicated.

Such notice  is not  require d to be given in th e case of an Insured  which is an Investment  Company.

SECTION  18.                                CHANGE  OR MODIFICATION

[Missing Graphic Reference]
ICB005 Ed. 7-04 2004 The Travelers Companies, Inc.
11 of 12

This  bond  or  any  instrume nt  amending   or  effecting same  may  not  be  changed  or  modified  orally.No changes  in  or  modification  thereof  shall  be  effective unless  made  by written  en dorsement  issued  to form a part  hereof  over  the  signature   of  the  Underwriter’s Authorized  Representative.   When  a bond  covers only one  Investment   Company  no  change  or  modification which   wouldadverselyaffect   the   rights   of   the Investment   Company   shall  be  effective  prior  to  60 days  after  written   notificat ion  has  been  furnished  to

the          Securities                  and          Exchange                 Commission, Washington,D.C.,by   theInsuredorby   the Underwriter. If more  than  one Investment   Company is named  as the Insured  herein,  the Underwriter   shall give written  notice  to each  Investment   Company  and totheSecurities and  ExchangeCommission, Washington,  D.C.,  not  less than  60 days prior  to th e effective  date  of  any  change  or  modification   which would  adversely  affect the  rights  of such  Investment Company.

[Missing Graphic Reference]
ICB005 Ed. 7-04 2004 The Travelers Companies, Inc.
12 of 12

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

INTERNATIONAL FUND
TAX EXEMPT LONG-TERM FUND
MONEY MARKET FUND
NASDAQ-100 INDEX FUND
NEW YORK BOND FUND
USAA MUTUAL FUNDS TRUST
AGGRESSIVE GROWTH FUND
CAPITAL GROWTH FUND
CALIFORNIA BOND FUND
CALIFORNIA MONEY MARKET FUND
EMERGING MARKETS FUND
EXTENDED MARKET INDEX FUND
FIRST START GROWTH FUND
GROWTH & INCOME FUND
GROWTH FUND
INTERMEDIATE-TERM BOND FUND

USAA MANAGED ALLOCATION FUND
USAA TARGET RETIREMENT 2030 FUND
USAA TARGET RETIREMENT 2050 FUND
USAA GLOBAL OPPORTUNITES FUND
USAA REAL RETURN FUND
TAX EXEMPT INTERMEDIATE-TERM FUND
NEW YORK MONEY MARKET FUND
PRECIOUS METALS AND MINERALS FUND
SCIENCE & TECHNOLOGY FUND
SHORT-TERM BOND FUND
TAX EXEMPT SHORT-TERM FUND
SMALL CAP STOCK FUND
TAX EXEMPT MONEY MARKET FUND
TREASURY MONEY MARKET TRUST
TOTAL RETURN STRATEGY FUND
VALUE FUND

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.      If,  prior  to  the  termination   of the  attached   bond  in  its  entirety,   the  attached   bond  is  terminated   as  to  any

Insured,   there  shall  be  no  liability  for any  loss sustained  by such  Insured   unless  discovered  before  the  time such termination as to such Insured becomes effective.

5.      The  liability  of the  Underwriter   for loss or losses sustained  by any or all of the  Insured  shall not  exceed  the
amount  for which the  Underwriter   would  be liable  had all such loss or losses been  sustained  by any one of the Insured.    Payment  by the  Underwriter   to the  first  named  Insured   of loss sustained  by any Insured  shall fully release  the Underwriter   on account  of such loss.

6.      If the  first named  Insured  ceases for any reason  to be covered  under  the attached  bond,  then  the Insured  next named  shall thereafter  be considered  as the first named  Insured  for all the purposes  of the attached  bond.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative
ICB010 Ed. 7-04 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

VIRGINIA BOND FUND
VIRGINIA MONEY MARKET FUND
WORLD GROWTH FUND
S&P 500 INDEX FUND
GOVERNMENT SECURITIES FUND
GROWTH AND TAX STRATEGY FUND
HIGH INCOME FUND
INCOME FUND
USAA TARGET RETIREMENT 2020 FUND
USAA TARGET RETIREMENT 2040 FUND
USAA TARGET RETIREMENT INCOME FUND
USAA ULTRA SHORT-TERM BOND FUND
INCOME STOCK FUND
CORNERSTONE MODERATE FUND
CORNERSTONE CONSERVATIVE FUND
CORNERSTONE AGGRESSIVE FUND

CORNERSTONE MODERATELY AGGRESSIVE FUND
CORNERSTONE MODERATELY CONSERVATIVE FUND
CORNERSTONE EQUITY FUND

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.      If,  prior  to  the  termination   of the  attached   bond  in  its  entirety,   the  attached   bond  is  terminated   as  to  any  Insured,   there  shall  be  no  liability  for any  loss sustained  by such  Insured   unless  discovered  before  the  time such termination as to such Insured becomes effective.

5.      The  liability  of the  Underwriter   for loss or losses sustained  by any or all of the  Insured  shall not  exceed  the
amount  for which the  Underwriter   would  be liable  had all such loss or losses been  sustained  by any one of the Insured.    Payment  by the  Underwriter   to the  first  named  Insured   of loss sustained  by any Insured  shall fully release  the Underwriter   on account  of such loss.

6.      If the  first named  Insured  ceases for any reason  to be covered  under  the attached  bond,  then  the Insured  next named  shall thereafter  be considered  as the first named  Insured  for all the purposes  of the attached  bond.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative
ICB010 Ed. 7-04 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

COMPUTER SYSTEMS

It is agreed  that:

1.      The attached  bond is amended  by adding  an additional  Insuring  Agreement  as follows:

INSURING  AGREEMENT              J     COMPUTER SYSTEMS

Loss resulting  directly  from a fraudulent

(1)  entry  of data into, or

(2)  change of data elements  or program  within,

a Computer  System listed in the SCHEDULE   below, provided  the fraudulent  entry  or change causes

(a)  Property  to be transferred,  paid or delivered,

(b)  an account  of the Insured,  or of its customer,  to be added,  deleted,  debited  or credited,  or

(c)  an unauthorized   account  or a fictitious account  to be debited  or credited,

and provided  further,  the fraudulent  entry  or change is made or caused by an individual  acting with the manifest intent  to

(i)   cause the Insured  to sustain  a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

ALL SYSTEMS UTILIZED BY THE INSURED

2.      As used in this Rider,  Computer  System means

(a)  computers  with related  peripheral  components,  including  storage components,  wherever  located, (b)  systems and applications  software,

(c)  terminal  devices, and

(d)  related  communication  networks

by which data are electronically  collected,  transmitted,   processed,  stored  and retrieved.

3.      In addition  to the exclusions in the attached  bond,  the following exclusions are applicable  to the Computer

Systems Insuring  Agreement:

(a)  loss resulting  directly  or indirectly  from the theft of confidential  information,  material  or data; and

(b)  loss resulting  directly  or indirectly  from entries  or changes made by an individual  authorized  to have access to a Computer  System who acts in good faith on instructions,  unless such instructions  are given to that individual  by a software contractor  (or by a partner,  officer or employee  thereof) authorized  by

ICB011 Rev. 2-10 2010 The Travelers Indemnity Company

the Insured  to design, develop,  prepare,  supply, service, write  or implement  programs  for the Insured’s

Computer  System; and

(c) loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.
Solely with respect  to the Computer  Systems Insuring  Agreement,  the following replaces  SECTION  9, NON- REDUCTION   AND NON-ACCUMULATION   OF  LIABILITY AND TOTAL LIABILITY, (a) - (e), of the CONDITIONS   AND LIMITATIONS:

(a) all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

(b) a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.      The following is added  to the OPTIONAL  COVERAGE  ADDED  BY RIDER  section of Item  3. of the

DECLARATIONS:

                                                                                                                                                         Limit of Liability                                          Deductible Amount
Insuring  Agreement                  J               Computer  Systems                                                     $2,500,000                                                  $ -0-

6.      The following is added  to the CONDITIONS   AND LIMITATIONS:

If any loss is covered  under  the Computer  Systems Insuring  Agreement  and any other  Insuring  Agreement  or Coverage,  the maximum amount  payable for such loss shall not exceed the largest amount  available under  any one such Insuring  Agreement  or Coverage.

7.	The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS: Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter   shall refund  to the Insured  the unearned  premium  for the coverage under  this Rider.   The refund  shall be computed  at short rates if this Rider be terminated  or canceled  or reduced  by notice  from, or at the instance  of, the Insured.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative
ICB011 Rev.2-10 Page 2 of 2
2010 The Travelers Indemnity Company

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

DEFINITION   OF INVESTMENT  COMPANY

It is agreed  that:

1.      Section  1, Definitions,  under  General  Agreements  is amended  to include  the following paragraph:

(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
ICB016 Ed. 7-04 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND  GENERAL  AGREEMENT  A - NEWLY CREATED  INVESTMENT  COMPANIES

It is agreed  that:

1.	General Agreement A. (Additional Offices or Employees - Consolidation or Merger - Notice) is amended by inserting the following:

(3) Item  1.   of the  Declarations   shall  include  any Newly  Created   Investment   Company  or portfolio  provided that  the  Insured   shall  submit  to  the  Underwriter   following  the  end  of the  Bond  Period,  a list  of all  Newly Created  Investment   Companies  or portfolios,  the  estimated  assets of each  Newly  Created  portfolio  and  copies of  any  prospectuses   and  statements   of  additional   information   relating   to  such  Newly  Created   Investment Companies  or portfolios  unless  said prospectuses  and statements  of additional  information  have been  previously submitted.

Following  the end of the Bond Period,  any Newly Created  Investment  Company  or portfolio created  during  the period,  will continue  to be an Insured  only if the  Underwriter   is notified  as set forth in this paragraph  and the information  required  herein  is provided  to the Underwriter,   and the  Underwriter   acknowledges  the addition  of such Newly Created  Investment  Company  or portfolio to the Bond by a Rider  to this Bond.

2.      It is further  agreed  that the following definition  is added  to Section  1. DEFINITIONS.

(x ) Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
ICB Ed. 7-04 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

ADD  EXCLUSIONS  (N) & (O)

It is agreed  that:

1.      Section  2, Exclusions,  under  General  Agreements,  is amended  to include  the following sub-sections:

(n)  loss from  the  use  of credit,  debit,  charge,  access,  convenience,   identification,   cash  management   or  other cards,  whether  such  cards  were  issued  or purport   to have been  issued  by the  Insured   or by anyone  else, unless such loss is otherwise  covered  under  Insuring  Agreement  A.

(o)  the  underwriter   shall  not  be  liable  under  the  attached   bond  for  loss due  to  liability  imposed  upon  the Insured   as a result  of the  unlawful  disclosure  of non-public   material  information  by  the  Insured   or  any Employee,or   as  a   result   of  any   Employee    acting   upon   such   information,    whether   authorized    or unauthorized.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
ICB Ed. 7-04 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

ERISA Rider

It is agreed  that:

1.
"Employee"   as used  in the  attached  bond  shall include  any natural  person  who is a director  or trustee  of the Insured  while such director  or trustee  is engaged  in handling  funds or other  property  of any Employee  Welfare or Pension  Benefit  Plan  owned,  controlled  or operated  by the  Insured  or any natural  person  who is a trustee, manager,  officer of employee  of any such Plan.

2.
If the Bond, in accordance  with the agreements,  limitations  and conditions  thereof,  covers loss sustained  by two or more Employee  Welfare  or Pension  Benefit Plans or sustained  by any such Plan in addition  to loss sustained by an Insured  other  than such Plan, it is the obligation  of the Insured  or the Plan Administrator(s)  of such Plans under  Regulations  published  by the  Secretary  of Labor  Implementing   Section  13 of the  Welfare  and  Pension Plans  Disclosure  Act of 1958 to obtain  under  one or more bonds  issued  by one or more Insurers  an amount  of coverage  for  each  such  Plan  at  least  equal   to  that  which  would  be  required   if  such  Plans  were  bonded separately.

3.
In compliance  with the foregoing, payment  by the Company  in accordance  with the agreements,  limitations  and conditions  of the  bond  shall be held  by the  Insured,  or, if more  than  one,  by the  Insured  first named,  for the use and  benefit  of any Employee  Welfare  or Pension  Benefit  Plan  sustaining  loss so covered  and to the  extent that  such  payment  is in excess of the  amount  of coverage  required   by such Regulations  to be  carried  by said Plan  sustaining  such loss, such excess shall be held for the use and benefit  of any other  such Plan also covered in the event that such other  Plan discovers that it has sustained  loss covered  thereunder.

4.
If money or other  property  of two or more Employee  Welfare or Pension  Benefit Plans covered  under  the bond is  commingled,   recovery  for  loss  of such  money  or  other  property   through  fraudulent   or  dishonest   acts  of Employees  shall  be  shared  by such  Plans  on  a pro  rata  basis in  accordance  with  the  amount  for which  each such   Plan   is  required    to  carry   bonding   coverage   in  accordance   with   the   applicable   provisions   of  said Regulations.

5.
The  Deductible   Amount  of this  bond  applicable   to  loss  sustained   by  a  Plan  through  acts  committed   by  an Employee  of the  Plan  shall be waived,  but  only up  to an amount  equal  to the  amount  of coverage  required  to be carried  by the Plan because  of compliance  with the provisions  of the Employee  Retirement  Income  Security Act of 1974.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
ICB030 Ed. 7-04 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

TEXAS STATUTORY RIDER

1.      Special Rule for Elected  Officials of Governmental  Units

If any Insured  is an elected  official of a governmental  unit,  this policy may not be terminated  or non- renewed  solely because  such Insured  is an elected  official.

2.	It is agreed that SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS is replaced by the following:

This bond  is for the use and benefit  only of the Insured  named  in the Declarations  and the Underwriter   shall not be liable hereunder  for loss sustained  by anyone other  than the Insured  unless the Insured,  in its sole discretion  and at its option,  shall include  such loss in the Insured’s  proof of loss.  At the earliest  practicable moment  after discovery of any loss hereunder  the Insured  shall give the Underwriter   written  notice  thereof  and shall also within  six months  after such discovery furnish to the Underwriter   affirmative proof of loss with full particulars.    If claim is made under  this bond  for loss of securities  or shares, the Underwriter   shall not be liable unless each of such securities  or shares is identified  in such proof of loss by a certificate  or bond  number  or, where  such securities  or shares are uncertificated,   by such identification  means as agreed  to by the
Underwriter.   The Underwriter   shall have thirty  days after notice  and proof of loss within  which to investigate the claim, but where  the loss is clear and undisputed,   settlement  shall be made within  forty-eight hours; and this shall apply notwithstanding   the loss is made up wholly or in part  of securities  of which duplicates  may be obtained.  Legal proceedings  for the recovery of any loss hereunder  shall not be brought  prior  to the expiration of sixty (60) days after the original proof of loss is filed with the Underwriter   or after the expiration  of twenty- eight (28) months  from the date the original proof of loss is due to be furnished  to the Underwriter.If any limitation  embodied  in this bond is prohibited  by any law controlling  the construction  hereof, such limitation shall be deemed  to be amended  so as to be equal to the minimum  period  of limitation  permitted  by such law.

Discovery  occurs when the Insured:

       (a)  becomes  aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable  person  to assume that a loss covered  by the bond  has been  or will be incurred even though the exact amount  or details  of loss may not be then  known.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
ICB073 Rev. 12-06 2006 The Travelers Indemnity Company. All rights reserved.

The  following  spaces  preceded   by an (*) need  not  be completed   if this  endorsement   or rider  and  the  Bond or Policy  have  the  same  inception   date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

PRIOR ACTS - FORMER EMPLOYEES CLARIFICATION ENDORSEMENT For use with ICB005 Ed. 7/04 MEL4799 Ed. 12/06

It is agreed  that:

            1.      Acts of an Employee,  as defined  in this bond,  are covered  under  Insuring  Clause (A) only while the Employee  is in the Insured’s  employ. Should loss involving a former Employee  of the Insured  be discovered  subsequent  to the termination  of employment,  coverage would still apply under  Insuring  Clause (A) if the direct  proximate  cause of the loss occurred  while the former Employee  performed  duties  within the scope of his/her employment.

2.
As respects  the second paragraph  of Section  13. - Termination,  coverage reinstated  for specific Employees under  previous  bonds issued to the Insured  by the Underwriter   shall be deemed  continued  under  the attached  Bond.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
By
Authorized Representative
2006 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS - DESIGNATE PERSONS FOR DISCOVERY OF LOSS

MEL2555  Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed  that:

Section  4.  - Loss - Notice  - Proof - Legal Proceedings  of the attached  bond is amended  by deleting  the second sub- paragraph  and replacing  it with the following:

Discovery  occurs when the

MANAGER OF THE RISK MANAGEMENT, COMPLIANCE, INTERNAL AUDIT OR LEGAL DEPARTMENTS

of the Insured:

(a)       first becomes  aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable  person  to assume that a loss of a type covered  under  this bond has been  or will be incurred  regardless  of when the act or acts causing or contributing  to such loss occurred,  even though the exact amount  or details  of loss may not be then  known.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
By
Authorized Representative
2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND  DEFINITION   OF EMPLOYEE MEL2899  Ed. 5/05 - For use with ICB005 Ed. 7/04

It is agreed  that:

1.	The following is added to Definition (a), Employee, of Section 1. - DEFINITIONS, of the CONDITIONS AND LIMITATIONS:

AN OFFICER OROTHER EMPLOYEE OF THE INSURED ON AN APPROVED LEAVE OF ABSENCE OR WHILE PERFORMING ACTIVE MILITARY SERVICE.

EMPLOYEES OF USAA LIFE INSURANCE COMPANY WHEN PERFORMING ACTS COMING WITHIN THE SCOPE OF AN EMPLOYEE OF THE INSURED.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
By
Authorized Representative
2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND  SECTION  13. TERMINATION For use with ICB005 - Ed. 7/04
MEL3281  - Ed. 5/05

It is agreed  that:

This  Bond  is  amended   by  deleting   from  SECTION   13.  TERMINATION,   the  term  "60  days"  under   the  first paragraph  and substituting  " [Missing Graphic Reference] days".

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND DEDUCTIBLE FOR NON-INVESTMENT COMPANY NAMED INSURED For use with ICB005 Ed. 7/04

MEL3687  Ed. 11/05

It is agreed  that:

The following is added  to Section  12. DEDUCTIBLE,   of the attached  bond:

However,  the Deductible   Amount applicable  to any loss under  Insuring  Agreement  (A) - FIDELITY,sustained  by any Insured  that  is not an Investment  Company  shall be $ -0-

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative
2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND SECTION 13. -TERMINATION

For use with ICB005 Ed. 7/04
MEL3713  Ed. 11/05

It is agreed  that:

The second paragraph  of Section  13. TERMINATION,   is replaced  with the following:

This Bond will terminate  as to any one Insured,  other  than an Investment  Company,  immediately  upon taking over of such Insured  by a receiver  or other  liquidator  or by State  or Federal  officials, or immediately  upon  the filing of a petition  under  any State  or Federal  statute  relative  to bankruptcy  or reorganization  of the Insured,  or assignment for the benefit  of creditors  of the Insured,  or immediately  upon such Insured  ceasing to exist, whether  through merger  into another  entity,  or by disposition  of all of its assets.

[Missing Graphic Reference]
[Missing Graphic Reference]
Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative
2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

SEC NOTIFICATION  RIDER
For use with ICB005 Ed. 7/04
MEL3812  Ed. 12/05

It is agreed  that:

This bond  may only be modified  by written  riders,  forming a part  hereof over the signature  of the Underwriter’s  authorized  representative.   Any rider  which modifies the coverage provided  by INSURING AGREEMENT   (A) FIDELITY   in a manner  which adversely affects the rights of an Investment  Company named  as Insured  shall not become  effective until  at least 60 days after the Underwriter   has given written notice  thereof  to the Securities  and Exchange  Commission,  Washington,  D.C.  and to each Investment  Company named  as Insured  affected thereby.

[Missing Graphic Reference]
[Missing Graphic Reference]
Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative
2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND  INSURING  AGREEMENT  (  [K) - CLAIMS EXPENSE
For use with Investment  Company Blanket Bond
MEL4276  Ed.  5/06

It is agreed  that:

The attached  bond is amended  by adding  an additional  Insuring  Agreement  as follows:

INSURING  AGREEMENT (  K  ) - CLAIMS EXPENSE

1.
Reasonable  expenses necessarily  incurred  and paid by the Insured  in preparing  any covered  claim for loss under  Insuring  Agreement  (A), which loss exceeds the Deductible  Amount applicable  to Insuring Agreement  (A).

2.      The following is added  to Item  3. of the Declarations,  Limit of Liability:

Insuring  Agreement              K     - CLAIMS EXPENSE                                            Limit of Liability                                Deductible  Amount

                                      $ 100,000                                                                 $  -0-

3.      Section  2. EXCLUSIONS,  paragraph  K. is replaced  with the following:

(k)  all costs, fees and other  expenses  incurred  by the Insured  in establishing  the existence  of or amount  of loss covered  under  this bond unless such indemnity  is provided  for under  Insuring   Agreement  (B) or

Insuring  Agreement        K    - CLAIMS EXPENSE.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

REPLACE INSURING  AGREEMENT  (A) FIDELITY
For use with ICB005 Ed. 7/04
MEL5530  Ed. 12/07

It is agreed  that:

1.      Insuring  Agreement  (A) Fidelity  is replaced  with the following:

(A)   Loss resulting  from any dishonest  or fraudulent  act(s), including  Larceny  or Embezzlement,   committed  by an Employee,  committed  anywhere  and whether  committed  alone or in collusion with others,  including loss of Property  resulting  from such acts of an Employee,  which Property  is held by the Insured  for any purpose  or in any capacity and whether  so held gratuitously  or not and whether  or not the Insured  is liable therefor.

Dishonest  or fraudulent  act(s) as used in this Insuring  Agreement  shall mean only dishonest  or fraudulent act(s) committed  by such   Employee  with the intent:

(a)  to cause the Insured  to sustain  such loss, or

(b)  to obtain  financial benefit  for the Employee  or another  person  or organization.

Notwithstanding   the foregoing, it is agreed  that with regard  to Loans and/or Trading  this bond covers only loss resulting  directly  from dishonest  or fraudulent  acts committed  by an Employee  with the intent  to obtain  financial benefit  and which result  in a financial benefit  for the Employee.   However,  where  the proceeds  of a fraud committed  by an Employee  involving Loans and/or Trading  are actually received  by persons  with whom the Employee  was acting in collusion,  but  said Employee  fails to derive  a financial benefit  therefrom,  such a loss will nevertheless  be covered  hereunder  as if the Employee  had obtained such benefit  provided  the Insured  establishes  that the Employee  intended  to participate  therein.

As used in this Insuring  Agreement,  financial benefit  does not include  any employee  benefits  earned  in the normal  course of employment,  including:  salaries, commissions,  fees, bonuses,  promotions,  awards, profit sharing and pensions.

"Trading"  as used in this Insuring  Agreement  means trading  or otherwise  dealing in securities, commodities,  futures,  options,  foreign or federal funds, currencies,  foreign exchange or other  means of exchange similar to or in the nature  of the foregoing.

"Loan"  as used in this Insuring  Agreement  means any extension  of credit  by the Insured,  any transaction creating  a creditor  relationship  in favor of the Insured  and any transaction  by which the Insured  assumes an existing creditor  relationship.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

[Missing Graphic Reference]
[Missing Graphic Reference]
By
Authorized Representative
The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT  CHANGES THE POLICY.  PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 05/23/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 05/15/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

AMEND INSURING AGREEMENT (C), ON PREMISES ENDORSEMENT
For use with Investment Company Blanket Bond ICB005 Ed. 7/04
MEL6150 Ed. 9/08

1.      It is agreed  that   the first paragraph  of Insuring  Agreement  (C) On Premises  is replaced  with the following:

Loss of Property  (occurring  with or without  negligence  or violence) through  robbery,  burglary,  Larceny,  theft, holdup,  or other  fraudulent  means, misplacement,  mysterious  unexplainable  disappearance,  damage thereto  or destruction  thereof,  abstraction  or removal from the possession, custody or control  of the Insured,  and loss of subscription,  conversion,  redemption  or deposit  privileges through  the misplacement  or loss of Property,  while the Property  is (or is supposed  or believed  by the Insured  to be) lodged or deposited  within  any offices or premises  of the Insured  or lodged or deposited  within  offices or premises   located  anywhere,  except in any office listed  in Item  4 of the Declarations  or amendment  thereof  or in the mail or with a carrier  for hire, other than an armored  motor vehicle company,  for the purpose  of transportation.

[Missing Graphic Reference]
Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative
The Travelers Indemnity Company. All rights reserved.

POLICY  CHANGE  ENDORSEMENT

This endorsement summarizes the changes to your policy.   All other terms of your policy not affected by  these changes remain the same.

How Your Policy Is Changed

The following form is amended per the below changes effective 07/12/2013:

*ICB010-Named Insured Endorsement

-Delete - USAA Global Opportunities Fund

-Add -  USAA Target Retirement 2060 Fund
              USAA Flexible Income Fund
              USAA Global Managed Volatility Fund

Premium  Change Which Is Due Now

Additional premium                  -0-                                          Returned premium             -0-

If issued after the date your policy begins,  these spaces must be completed and our  representative must sign below.

Policy issued to:

USAA MUTUAL FUNDS TRUST

Authorized Representative

Endorsement takes effect:           07/12/13
Policy number:                             ZBN-15N92523-13-N2

Processing date:                            09/13/13                               14:08             006

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

40704  Ed. 5-84                                                                           Endorsement
ª      1984 The Travelers Indemnity Company. All rights reserved.                                                                                                                                  Page             1

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 09/13/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 07/12/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

Named Insured Endorsement

It is agreed that:

1.      From and after the time this rider becomes effective the Insured under the attached bond are:

INTERNATIONAL FUND                                                                               USAA MANAGED ALLOCATION FUND
TAX EXEMPT LONG-TERM FUND                                                             USAA TARGET RETIREMENT 2030 FUND
MONEY MARKET FUND                                                                               USAA TARGET RETIREMENT 2050 FUND
NASDAQ-100 INDEX FUND                                                                          USAA REAL RETURN FUND
NEW YORK BOND FUND                                                                              TAX EXEMPT INTERMEDIATE-TERM FUND
USAA MUTUAL FUNDS TRUST                                                                 NEW YORK MONEY MARKET FUND
AGGRESSIVE GROWTH FUND                                                                     PRECIOUS METALS AND MINERALS FUND
CAPITAL GROWTH FUND                                                                            SCIENCE & TECHNOLOGY FUND
CALIFORNIA BOND FUND                                                                            SHORT-TERM BOND FUND
CALIFORNIA MONEY MARKET FUND                                                     TAX EXEMPT SHORT-TERM FUND
EMERGING MARKETS FUND                                                                       SMALL CAP STOCK FUND
EXTENDED MARKET INDEX FUND                                                           TAX EXEMPT MONEY MARKET FUND
FIRST START GROWTH FUND                                                                    TREASURY MONEY MARKET FUND
GROWTH & INCOME FUND                                                                          TOTAL RETURN STRATEGY FUND
GROWTH FUND                                                                                                VALUE FUND
INTERMEDIATE-TERM BOND FUND

2.     The first named  Insured shall  act for  itself  and  for  each and  all  of  the Insured for  all  the purposes  of  the attached bond.

3.      Knowledge possessed or discovery  made by any Insured or by any partner or officer thereof shall for all  the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.      If, prior  to the termination  of  the attached  bond  in its entirety,  the attached  bond  is  terminated as  to any Insured, there shall be no liability for any  loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.
The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.   Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.      If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

[Missing Graphic Reference]
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. ZBN-15N92523-13-N2	DATE ENDORSEMENT OR RIDER EXECUTED 09/13/13	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 07/12/13
* ISSUED TO USAA MUTUAL FUNDS TRUST

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

         VIRGINIA BOND FUND                                                                     CORNERSTONE MODERATELY AGGRESSIVE FUND
                                VIRGINIA MONEY MARKET FUND                                            CORNERSTONE MODERATELY CONSERVATIVE FUND
                                WORLD GROWTH FUND                                                              CORNERSTONE EQUITY FUND
S&P 500 INDEX FUND                                                                         USAA TARGET RETIREMENT 2060 FUND
GOVERNMENT SECURITIES FUND                                                 USAA FLEXIBLE INCOME FUND
GROWTH AND TAX STRATEGY FUND                                        USAA GLOBAL MANAGED VOLATILITY FUND
HIGH INCOME FUND
INCOME FUND
USAA TARGET RETIREMENT 2020 FUND
USAA TARGET RETIREMENT 2040 FUND
USAA TARGET RETIREMENT INCOME FUND
USAA ULTRA SHORT-TERM BOND FUND
INCOME STOCK FUND
CORNERSTONE MODERATE FUND
CORNERSTONE CONSERVATIVE FUND
CORNERSTONE AGGRESSIVE FUND

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.
The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

[Missing Graphic Reference]
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
The Travelers Indemnity Company. All rights reserved.